EXHIBIT 99.1

Cespira™, the Joint Venture between Westport and Volvo Group, reveals how HPDI™ 3.0 advances fuel economy and expands OEM options

Enhanced rail-pressure control, improved durability and more adaptable architecture deliver greater performance and integration flexibility, strengthening the case for broader adoption by OEMs and operators worldwide

VANCOUVER, British Columbia, Sept. 14, 2026 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport") (TSX:WPRT / Nasdaq: WPRT), today announced Cespira, its joint venture with Volvo Group, released new technical details of HPDI™ 3.0, the next generation of its proven High Pressure Direct Injection fuel system.

HPDI 3.0 retains proven HPDI combustion principles while advancing fuel rail-pressure control, hardware durability and system integration. The new fuel system supports liquefied natural gas (LNG) and renewable bio-based liquefied natural gas (bioLNG) today while preserving adaptability for future low- and zero-carbon fuels.

Performance Enhancements
At its core, HPDI 3.0 incorporates a new fuel rail-pressure control architecture that improves fuel economy and engine performance while simplifying OEM calibration. Higher injection pressure capability unlocks greater power and efficiency from the latest high-performance compression-ignition engines, while the architecture is designed to support compliance with future global emissions regulations.

Improved Durability and Greater Integration Flexibility
The new hardware integrates proven HPDI injector dynamic sealing technology to enhance component service life. A modular fuel rail-pressure control architecture gives OEMs greater packaging flexibility across different engine layouts. The new system supports larger engines, including V12 and other multi-bank configurations, by allowing fuel pressure control across separate cylinder banks. This broadens the potential application of HPDI 3.0 across demanding on-road and off-road sectors.

Built for Natural Gas and Biogas Today, Adaptable for Future Fuels
HPDI 3.0 reinforces the near-term value of natural gas and renewable natural gas for heavy-duty transport by enabling the use of LNG and bioLNG with diesel-like performance, improved efficiency and attractive total cost of ownership. The architecture also maintains a clear pathway for future fuel-specific applications, including hydrogen, as those markets develop.

“Cespira’s revenue increased 125% year over year from Q2 2025 to Q2 2026, underscoring strong market validation for HPDI technology. With continued gains in efficiency, attractive total cost of ownership and improved fuel price stability, we believe HPDI is well positioned to grow adoption momentum with OEMs and fleets,” said Dan Sceli, Chief Executive Officer of Westport.

“HPDI 3.0 strengthens both the immediate and long-term business case for OEMs. More precise fuel rail pressure control, higher injection pressure capability, enhanced durability and improved fuel economy make HPDI 3.0 a more compelling proposition for LNG and BioLNG applications. The architecture is also more readily adaptable to future fuel-specific systems for hydrogen and low-carbon fuels, giving OEMs greater flexibility to build on their HPDI investment and expand their product portfolios as those fuel markets develop,” said Scott Baker, CTO of Cespira.

HPDI 3.0 builds on a proven technology foundation, with the current generation accumulating more than 3 billion kilometers of real-world operation across 12,000+ trucks in over 35 countries. Cespira will begin production of HPDI 3.0 in the fourth quarter of 2026, with the first HPDI 3.0 equipped vehicles expected on the road in early 2027.

More information about Cespira can be found at www.Cespira.com.

About Westport

Westport is a technology and innovation company connecting synergistic technologies to power a cleaner tomorrow. As a leading supplier of affordable, alternative fuel, low-emissions transportation technologies, we design, manufacture, and supply advanced components and systems that enable the transition from traditional fuels to cleaner energy solutions.

Our proven technologies support a wide range of alternative fuels - including natural gas, renewable natural gas, and hydrogen - empowering OEMs and commercial transportation industries to meet performance demands, regulatory requirements, and climate targets in a cost-effective way. With decades of expertise and a commitment to engineering excellence, Westport is helping our partners achieve sustainability goals-without compromising performance or cost-efficiency - making clean, scalable transport solutions a reality.

Westport is headquartered in Vancouver, Canada.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements, including statements regarding, among other things, the anticipated performance, efficiency and emissions characteristics of Cespira’s HPDI™3.0 fuel system; the timing for commencement of production for HPDI 3.0 equipped vehicles and for such vehicles to be in operation; and the intentions, plans and actions of our joint venture and other partners. Forward-looking statements are based on management’s current expectations and assumptions and are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to differ materially from those expressed or implied by such forward-looking statements. These risks, uncertainties and assumptions include, among others: the ability of Westport, Cespira and their partners to successfully develop, integrate, validate, and certify HPDI technology on expected timelines or at all; the results of testing and development activities and the ability to achieve required performance, durability, reliability, safety and regulatory requirements; the receipt and timing of required regulatory approvals, certifications and homologation, changes in laws, regulations and standards and incentive programs applicable to emissions, engine certification and vehicle classification; competitive technologies and products; general economic and market conditions; as well as other risk factors, uncertainties and assumptions that may affect our actual results, performance, achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

Contact Information
Westport Investor Relations
T: +1 604-718-2046